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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

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             [Indicate by check mark whether the registrant files or
          will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2004

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

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                                                                  ACOM CO., LTD.
                                          Mitsubishi Tokyo Financial Group, Inc.


                    Strategic Business and Capital Alliance
                between ACOM and Mitsubishi Tokyo Financial Group


Tokyo, March 23, 2004 --- ACOM CO., LTD. (ACOM; President: Shigeyoshi Kinoshita) and Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) today reached agreement, subject to receipt of approvals from the relevant authorities, with respect to a strategic business and capital alliance in retail financial services.

I. Purpose of the Strategic Business and Capital Alliance

The retail finance market in Japan is undergoing major changes against a shifting background of subdued economic growth and diversifying lifestyles. Amid these changes, demand for consumer financial services is expected to expand significantly and the healthy development of the consumer finance market is also an important theme for Japan's economy as a whole.

In recognition of these factors, ACOM and MTFG have agreed to form a business and capital alliance in order to utilize the expertise and marketing base of each participant with maximum efficiency, to strengthen competitiveness and to raise profitability, while also contributing to the healthy development of the consumer finance market in Japan. In particular, by providing ACOM's excellent screening and guarantee capabilities to those customers in MTFG's broad client base who have consumer finance needs, ACOM and MTFG aim to build a strategic business relationship in retail financial services that realizes their respective strengths in the most efficient manner.

Today's announcement of their business and capital alliance is a strategic step based on the corporate philosophies of the two companies. ACOM aims to be a trusted company that helps its customers realize happier and more fulfilling personal lives through a creative and innovative management style based on its twin mottos of 'Respecting other people' and 'Putting the customer first'. Similarly, one of the rationales for MTFG's formation and integration of operations was to 'Face the future as a flexible and open organization that will facilitate future development through the establishment of further business tie-ups and alliances in order to continue to meet clients' constantly changing needs'.

II. Outline of the Alliance

1. Business Relationships

The main elements of the business alliance will be conducted between ACOM and MTFG's subsidiary, The Bank of Tokyo-Mitsubishi, Ltd. (BTM), in the following business fields. In addition, ACOM and MTFG will consider further expanding their relationship in the future.

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(1)  BTM will entrust loan guarantee business to ACOM in respect of the planned significant increase in its consumer finance business.
(2) BTM will entrust loan guarantee business to ACOM in respect of settlement funds for small business.
(3) ACOM and BTM will cooperate to expand business tie-ups related to ACOM's guarantee and servicer businesses with corporates and financial institutions.
(4) ACOM and BTM will review and promote the effective mutual use of networks and infrastructure.
(5) ACOM and BTM will cooperate to review and promote the international development of the consumer finance business, particularly in Asia.

2. Capital Relationship

ACOM and MTFG intend that their business relationship should be long term, wide ranging and tightly knit and that MTFG customers utilize ACOM's guarantee products. In doing so, ACOM will act as MTFG's core corporate partner in the consumer finance business while maintaining its independence.

From this perspective, after the transaction MTFG and its group companies together will hold shares equivalent to 15% of the voting rights of ACOM's outstanding shares. Following the completion of the necessary procedures, ACOM will become an affiliated company of MTFG.

No changes to ACOM's independence, basic organization or business structure are planned at this time.

III. Schedule

MTFG plans to acquire 14 million ACOM shares (8.79% of the total voting rights) by the third party allocation of new shares and 6,732,340 shares (4.23% of the total voting rights) from ACOM's existing shareholders and treasury stock. The settlement date in respect of the third-party allocation of new shares is scheduled for April 19, 2004, and the record date for the transfer of shares from existing shareholders is scheduled for April 20, 2004.

The business tie-up will be implemented in stages starting from fiscal 2004.

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For further information please contact:
Mr. Yoshinori Matsubara     ACOM, Corporate Planning Department       Tel: 81-3-3270-3423
Mr. Kohei Tsushima          MTFG, Corporate Communications Office     Tel: 81-3-3240-8149
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This press release contains forward-looking statements that involve risks and uncertainties. For a discussion of the business risks and uncertainties which could cause actual results to differ from the forward-looking statements, see the annual reports and other public filings of ACOM and MTFG.

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